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						      EXHIBIT 12(b)

				   COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
					      AND PREFERRED SHARE DIVIDENDS
				     SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES


									   Year Ended
(millions, except ratios)                              1996           1995           1994           1993
Fixed Charges
 Interest and amortization of debt discount
  and expense on all indebtedness                     $1,365         $1,373         $1,279         $1,318

 Add interest element implicit in rentals                121            119            114            105
						       1,486          1,492          1,393          1,423
 Preferred dividend factor                                41             89            234            209
 Interest capitalized                                      5              4              1              3

Total fixed charges                                   $1,532         $1,585         $1,628         $1,635

Income
 Income from continuing operations                    $1,271         $1,025         $  857         $  625
 Deduct undistributed net income
  of unconsolidated companies                              8              9             (7)             6
						       1,263          1,016            864            619

Add
 Fixed charges (excluding interest capitalized
  and preferred dividend factor)                       1,486          1,492          1,393          1,423
 Income taxes                                            834            703            614            329
   Income before fixed charges and income taxes       $3,583         $3,211         $2,871         $2,371

Ratio of income to combined fixed charges
 and preferred share dividends                          2.34           2.03           1.76           1.45

(A) In 1996, all the outstanding 8.88% Preferred Shares, First Series were redeemed and thereafter the Company made no other preferred share dividend payments.
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